SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 25, 2020

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1061 to the Registration Statement
on Form N-1A of BlackRock FundsSM (the “Trust”) on behalf of its series,
BlackRock Liquid Environmentally Aware Fund

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1061 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of BlackRock Liquid Environmentally Aware Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on November 27, 2020.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement, (ii) updating the Fund’s financial statements under Section 10(a)(3) of the Securities Act, and (iii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

November 25, 2020

(the “Commission”) on November 5, 2020 regarding the Trust’s Post-Effective Amendment No. 1054 to its Registration Statement filed with the Commission on September 28, 2020 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1:    Please provide the completed fee table and expense examples for Mischler Financial Group Shares of the Fund a week prior to the effectiveness of the Fund’s registration statement.

Response:    The completed fee table and expense examples for the Fund’s Mischler Financial Group Shares were provided supplementally to the Staff on November 18, 2020.    As stated in the prospectus, no performance information is being provided because the Fund does not have a full calendar year of operations as of the date of the prospectus.

Comment 2:    In the fee table relating to Mischler Financial Group Shares of the Fund, a footnote explains that BlackRock Advisors, LLC, as investment manager, has contractually agreed to waive and/or reimburse fees or expenses in order to limit Miscellaneous Other Expenses (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) from exceeding a certain amount. Please discuss in correspondence whether any waivers or reimbursements pursuant to this contractual agreement can be recouped by BlackRock Advisors, LLC in subsequent periods.

Response:    BlackRock Advisors, LLC may not “recoup” any waivers or reimbursements under this contractual agreement.

Comment 3:    The Staff notes that the Fund’s principal risks are listed in alphabetical order. Please re-order the principal risks to prioritize the risks that are most likely to adversely affect the Fund.

Response:    The Trust has considered the Staff’s comment and has determined to keep the order of the risk factors in alphabetical order. The Trust also notes that it has included the following disclosure in the sections of the Fund’s Mischler Financial Group Shares prospectus entitled “Fund Overview—Principal Risks of Investing in the Fund” and “Details About the Fund—Investment Risks”:

November 25, 2020

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

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Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas E. McCormack

Douglas E. McCormack

cc:	Janey Ahn

Tricia Meyer

John A. MacKinnon

Jesse C. Kean